Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

21 February 2014

PRIMA BIOMED AND NEOPHARM GROUP EXECUTE FINAL AGREEMENT FOR CVAC LICENSE

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) is pleased to announce that it has finalized an agreement with Neopharm Group (“Neopharm”) for an exclusive license (“License”) to market and sell CVac™, a personalized immunocellular therapeutic under investigation for the treatment of epithelial ovarian cancer, in Israel and the Palestinian Authority.

CVac™ is intended to stimulate the immune system to target and destroy tumors. The treatment is custom manufactured for each patient. CVac consists of each patient’s own dendritic cells (a type of white blood cell), treated with mucin 1. The mucin 1 target is fused to mannan (a carrier that facilitates the uptake of mucin 1 into the dendritic cells). Prima’s manufacturing process is intended to provide for a one year course of CVac treatment from one blood collection (leukapheresis) from the patient.

CVac™ is in phase 2 clinical trials for the treatment of epithelial ovarian cancer patients in remission and Prima is soon starting a pilot clinical trial to evaluate CVac for resected pancreatic cancer. The aim of CVac treatment is to extend overall survival for patients.

As announced in November 2013, Prima and Neopharm entered into a binding term sheet for this License. Under the terms of the License, Neopharm will reimburse Prima for commercial manufacturing costs of CVac and then Prima and Neopharm will split net profits from CVac sales in the License territory. Prima will also receive small up-front and development milestone payments.

Matthew Lehman, Prima’s CEO, commented: “I am very pleased we were able to finalize our license agreement with Neopharm, which is our first corporate partnership for CVac. I look forward to a long and productive relationship with our partners at Neopharm.”

“Neopharm has gained a reputation for its professionalism and performance in marketing drugs manufactured by leading global companies, including various cancer treatments,” added Lehman.

David Fuhrer, Chairman and CEO of Neopharm Group, said: “As a company obligated to provide innovative superior solutions to improve health and quality of life we are constantly seeking to extend our portfolio in breakthrough technologies, in particular in the oncology field. We see CVac as an excellent addition to our group’s growing portfolio.”

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

About Neopharm Group

Established in 1941, Neopharm Group is Israel’s leading provider of innovative integrated solutions across the pharmaceutical, medical and healthcare markets with turnover in excess of US$350M and 600 employees. Neopharm is positioned as the partner-of-choice and one-stop-shop for multinational biopharmaceutical and medical corporations seeking to enter or expand their business in the Israeli healthcare markets. www.neopharmgroup.com

USA Investor/Media: Ms. Jessica Brown, Prima BioMed Ltd. +1 (919) 710-9061 jessica.brown@primabiomed.com.au	Australia Investor/Media: Mr. James Moses, Mandate Corporate +61 (0) 420 991 574 james@mandatecorporate.com.au

Europe Investor/Media: Mr. Axel Mühlhaus, edicto GmbH +49 (0) 69 905505-52 amuehlhaus@edicto.de